FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.
TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica — Financial Highlights for the period January — March 2009	3

TELEFÓNICA GROUP
Financial Highlights
•
The Company reiterates its 2009 guidance for all metrics, announced in February 2009, and maintains its target of paying a dividend of 1.15 euros per share for 2009 fiscal year, in line with Telefónica’s commitment to prioritize shareholder remuneration for the use of the free cash flow and to progressively increase its dividend per share.

•
The sound performance posted in the first quarter of the year confirms Telefónica’s differential growth profile in the sector. The high diversification of the Group both by regions and by businesses and the Company’s focus to capture the growth potential of expanding businesses have resulted in revenue’s and OIBDA’s organic[1] growth of 2.8% and 2.5%, respectively.

•	Consolidated revenues reached 13,703 million euros and OIBDA topped 5,354 million euros in the quarter.

•	The total number of accesses increased by 11.9% compared to the first quarter of 2008 to 261.4 million, boosted by strong growth in mobile (+15.4%), broadband (+17.5%) and pay TV (+24.8%).

•
The strong performance of the businesses in Latin America, that continue to push the Group’s growth (with revenue and OIBDA year-on-year growth of 8.7% and 13.9%, respectively, in organic terms1), together with the positive results posted by T. Europe (revenue +4.0%; OIBDA +7.0%, in organic terms1), offset the lower contribution of T. España (revenue -5.7%; OIBDA -5.0% in comparable terms2).

•
Consolidated OIBDA margin increased to 39.1% vs. 38.7% in the first quarter of 2008, with all the regions showing year-on-year improvements in comparable terms[1,2]. As a result, reported OIBDA margin stood at 48.9% at T. España vs. 38.5% at T. Latinoamérica and 27.2% at T. Europa.

•
Operating Cash Flow (OIBDA-CapEx) increased by 4.5% year-on-year in organic terms[1] to reach 4,154 million euros in the first three months of 2009, reflecting the success of Telefónica’s strategy, focused on growing the businesses and the cash flow generation.

•	In the current context, the Company improves its efficiency ratio[3] by 0.9 percentage points vs. January-March 2008 to reach 75.3% at the end of the quarter.

•
The strong growth of the Operating Cash Flow at T. Latinoamerica (+14.3% in organic terms[1]; 1,606 million euros and at T. Europe (+11.7% in organic terms[1]; 527 million euros) together with the stability of the cash flow generated by T. España in comparable terms[2] (2,068 million euros) has to be highlighted.

•	Free Cash Flow per share stood at 0.28 euros in January-March 2009, vs. 0.18 euros in the first quarter of 2008, improving close to 57% year-on-year.
•	Net income in the first quarter of 2009 reached 1,690 million euros, up 9.8% year-on-year, or 12.9% in terms of basic earnings per share, which stood at 0.37 euros.

•	In reported terms, revenues fell by 1.4% and OIBDA dropped 0.4%, basically due to exchange rate fluctuations whereas Operating Income (OI) increased by 2.9%.

•
Telefónica maintained its financial strength, with a ratio of net financial debt + commitments to OIBDA of 2.1 times at the end of March. During the first quarter of the year Telefónica successfully completed various credit market operations, consolidating its solid credit profile.

[1]	Assuming constant exchange rates and including consolidation of Telemig in January-March 2008.

[2]
Growth in comparable terms in T. España excludes real state capital gains (0.4 million euros in January-March 2009 and 67 million euros in January-March 2008), bad debt recovery amounting to 25 million euros in the first quarter of 2008 and the recognition of the Universal Service obligation in the first quarter of 2009 (with an impact of 75.3 million euros in revenues and 21.7 million euros in OIBDA).

[3]	Defined as (Operating Expenses+ CapEx-Internal Expenses capitalized in fixed assets)/ Last 12 month’s revenue’s. CapEx figure excludes spectrum acquisition.
January — March 2009 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - March		% Chg
	2009	2008	Reported	Organic	Guidance
Revenues	13,703	13,896	(1.4)	2.8	3.3
Telefónica España (1)	4,913	5,131	(4.2)	(4.2)
Telefónica Latinoamérica	5,403	5,158	4.8	8.7
Telefónica Europe	3,245	3,472	(6.6)	4.0

OIBDA	5,354	5,376	(0.4)	2.5	2.9
Telefónica España (1)	2,402	2,597	(7.5)	(7.5)
Telefónica Latinoamérica	2,081	1,877	10.9	13.9
Telefónica Europe	883	912	(3.2)	7.0

OIBDA margin	39.1%	38.7%	0.4 p.p.	(0.1 p.p. )
Telefónica España	48.9%	50.6%	(1.7 p.p. )	(1.7 p.p. )
Telefónica Latinoamérica	38.5%	36.4%	2.1 p.p.	1.7 p.p.
Telefónica Europe	27.2%	26.3%	0.9 p.p.	0.8 p.p.

Operating Income (OI)	3,190	3,099	2.9	3.9
Telefónica España	1,871	2,019	(7.4)	(7.4)
Telefónica Latinoamérica	1,200	986	21.7	21.7
Telefónica Europe	163	135	20.8	41.2

Net income	1,690	1,538	9.8
Basic earnings per share (euros)	0.37	0.33	12.9
Free Cash Flow per share (euros)	0.28	0.18	56.9

OpCF (OIBDA-CapEx)	4,154	4,057	2.4	4.5	5.0
Telefónica España (1)	2,068	2,134	(3.1)	(3.1)
Telefónica Latinoamérica	1,606	1,419	13.2	14.3
Telefónica Europe	527	530	(0.6)	11.7

-	Reconciliation included in the excel spreadsheets.

(1)	In comparable terms revenues of Telefónica España declined by 5.7%, OIBDA decreased by 5.0% and OpCF grew 0.2%. Comparable terms growth rates exclude real estate capital gains (0.4 million euros in January-March 2009 and 67 million euros in January-March 2008), bad debt recovery amounting to 25 million euros in the first quarter of 2008 and the recognition of the Universal Service Obligation in the first quarter of 2009 (with an impact of 75.3 million euros in revenues and 21.7 million euros in OIBDA).

Notes:

-	OIBDA and OI are presented bebore brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	Starting April 2008, Vivo consolidates Telemig.

-	Organic criteria: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008.

-	Guidance criteria: Full year 2008 adjusted figures for guidance exclude Sogecable capital gain (€143 m), the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized (€174 m) and includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008). In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.
January — March 2009 Results Telefónica

DISCLAIMER
This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations.. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed in the past -or in future reports- by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, analysts and investors are cautioned to consider that this financial information is un-audited and that this document may contain summarized information. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

For further information please refer to the information on 2009 first quarter results filed by the Company and also available on the Company’s website: www.telefonica.es

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer